

June 16, 2021

Robert F. Probst
Executive Vice President and Chief Financial Officer
Ventas, Inc.
353 N. Clark Street, Suite 3300
Chicago, IL 60654

      Re: Ventas, Inc.
            Form 10-K for the Year Ended December 31, 2020
            Filed February 23, 2021
            File No. 001-10989

Dear Mr. Probst:

We have reviewed your June 8, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2021 letter.

Form 8-K filed May 7, 2021

Exhibits

1.   We note your response to comment 2. Please address the following:
- We note you label the measure as Normalized FAD. In light of the use of the term normalized, please tell us how you determined it was appropriate to adjust to include the cash impact of lease terminations and modifications. Within your response, please address if you determined such adjustments are representative of your ongoing operating performance and/or normal cash inflows. In addition, please tell us if these adjustments result in a measure that reflects your operating performance and your ability to make distributions that is presented on a consistent basis for all periods presented.
- Please tell us how you considered Question 100.03 from the Compliance

& Disclosure Interpretations for Non-GAAP Financial Measures in your presentation of Normalized FAD. Within your response, please address that it appears that Normalized FAD includes non-recurring gains (i.e. cash impact for lease terminations and modifications) but does not appear to include non-recurring charges.

You may contact William Demarest, Staff Accountant at 202-551-3432 or Jennifer Monick, Assistant Chief Accountant at 202-551-3295 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction